

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2011

<u>Via Facsimile to Thomas E. Puzzo, Esq.</u>
Ms. Filomena Gencarelli
President and Chief Executive Officer
Penola Inc.
492 Gilbert Road
West Preston, Victoria 3072
Australia

> **Re: Penola Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 23, 2011**
> **File No. 333-175529**

Dear Ms. Gencarelli:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Registration Statement on Form S-1</u>

<u>General</u>

1.   We note your response to our prior comment 7 and reissue the comment in part. We note that your response ends with the following sentence: "Also confirm that she has no such present intention." This appears merely to be a repetition of part of our comment. Please amplify your response to address this portion of our comment.

2.   We note your response to our prior comment 9. The first sentence of your response concludes with the words ", please describe the particulars to us in necessary detail." This appears to be a repetition of part of our comment. Please clarify.

Our Company, page 3

3.   We note your revision in response to our prior comment 11. The first time you mention "Phase 1," please explain what this entails or provide a cross-reference to more detailed discussion found elsewhere in the prospectus.

Liquidity and Capital Resources, page 26

4.   We note your response to our prior comment 18 and your disclosure that "[b]ased on our current cash position and other capital resources we will be able to continue operations for approximately 12 months, assuming we do not raise additional funding." Please clarify what your "other capital resources" are, and quantify them as appropriate. Also, please clarify what level of operations you will be able to continue, assuming you do not raise additional funding.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3611 with any questions.

                                      Sincerely,

                                      /s/ A.N. Parker

                                      Anne Nguyen Parker
                                      Branch Chief